FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

October 4, 2004

#04-16

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

______________________________________________________________________________________________________________________________

NDT PLANS DRILL PROGRAM AT GOLDEN SHEAR PROJECT

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  has finalized plans for a drill program to be conducted on the Company’s Golden Shear Project, located near Winnemucca, Nevada.  The property consists of 45 claims covering two target areas, along a portion of a mineral trend traceable for approximately 15 kilometers. The Company has applied for the necessary permits and expects to commence the drill program by mid-November.

The first target area consists of multiple parallel zones of veins and breccia with potential for both high-grade, underground mineable and lower-grade, bulk-mineable gold mineralization. NDT has taken thirty five samples with the objective of determining the level of mineralization within a 1000 by 300 metre zone of altered siltstone and quartzite. Sixteen of the samples exceeded 1 g/t gold and 25 g/t silver. Of these sixteen samples, gold values average 6.10 g/t and silver values averaged 90.0 g/t. Geological mapping has been successful in defining the magnitude of the mineralizing system, controls to mineralization and priority targets. An initial 1500 metre drill program will test six separate areas with holes angling across structures in zones of stockwork veining.

The second target area covers a structure that is approximately 2 to 3 meters wide as exposed in old mine workings. This sheared structure can be traced via shafts and trenches for approximately 200 meters before disappearing under cover.  NDT sampling has returned values up to 2 g/t gold and 100 g/t silver from the shear; a portion of which forms the contact between Triassic mudstones and a younger granodiorite intrusive.  As well, the intrusive is locally strongly anomalous in gold. An initial 600 metre drill program is planned for this area, with the objective to drill angle holes through the known mineralized structure to test for bonanza-grade gold-silver mineralization.

A second phase of drilling will be contingent on results from the two target areas. The Golden Shear Project exploration program is under the supervision of Thomas Burkhart, the Company’s VP of Exploration, a Qualified Person under NI 43-101.

On April 28, 2004 NDT announced that it had acquired nine gold properties located in Pershing and Humboldt Counties, north central Nevada. All nine properties are located near other known mineral deposits, and/or within recognized mineral districts. Each of the properties boasts geologically favorable settings with the potential of hosting economic gold occurrences. The Golden Shear Project is the highest priority project of the nine acquisitions.

Also in Nevada, an exploration program, funded and operated by project partner Nevada Contact Ltd., has commenced at NDT’s Trend Project located at the southern end of the prolific Cortez Joint Venture area.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.